The Variable Annuity Contract
issued by
Brighthouse Life Insurance Company of NY
and
Brighthouse Variable Annuity Account B

First Cova Custom-Select Variable Annuity

Disclosure Notice
April 27, 2026
A fixed and variable annuity contract

This Disclosure Notice provides certain updated information about your First Cova Custom-Select Variable Annuity Variable Annuity Contract (the “Contract” or “contract”), a fixed and variable annuity contract issued by Brighthouse Life Insurance Company of NY (“BLNY”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLNY and Brighthouse Variable Annuity Account B (the “Separate Account”) are available, free of charge, at https://dfinview.com/BHF/PUFT/BHF25. The Contract prospectus, dated May 1, 2002, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. The updated financial statements for Metropolitan Tower Life Insurance Company (“Met Tower Life”), a guarantor of the Contracts, are also available. You can obtain the prospectus, as supplemented, and the Met Tower Life financial statements at no cost by calling (888) 243-1932 or by sending an email request to rcg@brighthousefinancial.com.
The Contract is a complex investment and involves risks, including potential loss of principal. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals (partial or full) could result in withdrawal charges, taxes, and tax penalties.
The Company’s obligations under the Contract are subject to our financial strength and claims-paying ability. Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Special Terms
Account Value. The sum of your interests in the Investment Portfolios and the Fixed Account, including the Enhanced Dollar Cost Averaging account.
Accumulation Phase. The period in which earnings accumulate on a tax-deferred basis.
Contract Year. A Contract Year is defined as a one-year period starting on the date the Contract is issued and on each Contract anniversary thereafter.
Fixed Account. The Fixed Account is part of our general account and offers an interest rate that is guaranteed by us. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts.
Investment Portfolios. The means of investing offered to Contract owners in various underlying fund portfolios. May also be referred to as “Portfolio Company.”
Monitored Portfolios. Certain Investment Portfolios on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment. A Purchase Payment is the money you give us to invest in the Contract. The initial Purchase Payment is due on the date the Contract is issued. You may also be permitted to make subsequent Purchase Payments.
Separate Account. We have established Brighthouse Variable Annuity Account B to hold the assets that underlie the Contracts.
Sub-Account. The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding fund portfolios.
Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the Disclosure Notice dated April 28, 2025. This does not reflect all of the changes that have occurred since you entered into your Contract.
On November 6, 2025, Brighthouse Financial, Inc. (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF, Brighthouse Life Insurance Company (“BLIC”) will remain an indirect wholly-owned subsidiary of BHF, and the Company will remain a wholly-owned subsidiary of BLIC. Although Aquarian will replace BHF as the Company’s ultimate parent, the Company will continue in its present role as the issuer of your Contract. All of your rights and benefits under your contract and the Company’s obligations under the contract will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.
Changes Affecting the Investment Portfolios
Portfolio Name Change. An Investment Portfolio was subject to a name change. The chart below identifies the former name and new name of this Investment Portfolio.
Former Name	New Name
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Emerging Markets Enhanced Index Portfolio	State Street Emerging Markets Enhanced Index Portfolio

Monitored Portfolios
•We monitor transfer activity in the following Investment Portfolios for purposes of imposing our restrictions on frequent transfers:
CBRE Global Real Estate Portfolio
Invesco V.I. EQV International Equity Fund
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
State Street Emerging Markets Enhanced Index Portfolio
Templeton Foreign VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract
	Fees, Expenses, and Adjustments			Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw money during the first 7 Contract Years following a
Purchase Payment, you may be assessed a withdrawal charge of up to 7% of the Purchase Payment withdrawn, declining to 0% over that time period.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Fee Table Expenses – Withdrawal Charge
Are There Transaction Charges?
Yes. In addition to withdrawal charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Investment Portfolios and the Fixed Account.
Transfer Fee. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to impose a charge on transfers in excess of 12 per year.
Fee Table Expenses – Transfer Fee
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the investment options you choose. Please refer to your
Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Table Expenses – Insurance Charges Appendix A: Investment Options Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.40%	1.40%
	Investment Portfolio fees and expenses[2]	0.40%	0.99%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	None	None
1 As a percentage of average Account Value in the Separate Account. The charge shown also includes the Account Fee.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,668	Highest Annual Cost $2,160
	Assumes:	Assumes:
●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No optional benefits ●No additional Purchase Payments, transfers, or withdrawals ●No sales charges
●Investment of $100,000
●5% annual appreciation
●Most expensive combination
of optional benefits and
Portfolio Company fees and
expenses
●No additional Purchase
Payments, transfers, or
withdrawals
●No sales charges

	Risks	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract including loss of principal.	The Annuity Contract Investment Options
Is This a Short- Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Amounts withdrawn from the Contract may result in withdrawal charges, taxes, and tax penalties.
Withdrawal charges may apply for the first 7 years following a Purchase
Payment. Withdrawal charges will reduce the value of your Contract if you withdraw money during that time. Withdrawals could significantly reduce the value of your Contract, the death benefit, and other Contract benefits.
The reduction may be more than the amount withdrawn.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract Investment Options
What Are the Risks Associated with the Investment Options?
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Investment Portfolios).
●Each investment option, including the Fixed Account, has its own unique risks.
●You should review the prospectuses for the available funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
Investment Options
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to us and to Met
Tower Life as guarantor of the Contract. Any obligations (including under the Fixed Account), and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability and that of Met Tower Life. If we experience financial distress, Met Tower
Life is responsible for meeting our obligations under the Contract. If Met
Tower Life also experiences financial distress we may not be able to meet our obligations to you. More information about BLNY, including our financial strength ratings, is available by contacting us at (888) 243-1968.
The Annuity Contract
Restrictions
Are There Restrictions on the Investment Options?
Yes.
●Currently, we allow unlimited transfers among the investment options without charge during the Accumulation Phase. However, we reserve the right to limit transfers or impose a charge on transfers in excess of
12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to restrict payments to and transfer to and from the
Fixed Account.
●We reserve the right to remove or substitute the Investment Portfolios available as investment options under the Contract.
Investment Options
Are There Any Restrictions on Contract Benefits?	Yes. ●Withdrawals will reduce the value of the death benefit, perhaps significantly. ●Except as otherwise provided, Contract benefits may not be modified or terminated by us.	Death Benefit

	Taxes	Location in Prospectus
What Are the Contract’s Tax Implications?
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Taxes
Conflicts of Interest
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distributor
Should I Exchange My Contract?
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Contract Exchanges

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APPENDIX A
Investment Options Available Under the Contract
The following is a list of Investment Portfolios under the Contract. More information about the Investment Portfolios is available in the prospectuses for the Investment Portfolios, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF25. You can also request this information at no cost by calling (888) 243-1932 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Investment Portfolio, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Portfolio’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco V.I. EQV International Equity Fund — Series I Invesco Advisers, Inc.	0.90%	16.50%	3.68%	6.22%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	0.78%	-2.92%	6.70%	8.34%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.66%	7.11%	4.30%	4.22%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks capital appreciation.	MFS® Research International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.56%	22.72%	5.80%	7.83%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.65%	13.55%	-5.58%	14.29%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.58%	9.21%	0.19%	2.55%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to provide total return, primarily through capital appreciation.	State Street Emerging Markets Enhanced Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.55%	34.45%	6.31%	—
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	12.32%	10.55%	10.36%
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.60%	2.51%	9.90%	9.86%
Seeks a competitive total return primarily from investing in fixed- income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.38%	7.95%	-0.17%	2.38%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	4.15%	3.09%	2.10%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.87%	7.54%	8.02%	10.45%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	14.04%	10.28%	16.71%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	-4.57%	2.86%	9.12%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.56%	15.70%	9.64%	14.39%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.57%	9.07%	1.42%	4.03%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 1# Templeton Investment Counsel, LLC	0.83%	29.51%	8.52%	6.01%
Seeks long-term capital appreciation.	Putnam VT Sustainable Leaders Fund — Class IA Putnam Investment Management, LLC	0.63%	10.99%	10.62%	14.98%
#
Certain Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
The following lists the Fixed Account option currently available under the Contract. The Fixed Account listed below will also be used if you participate in a dollar cost averaging program and instruct us to make transfers to or from the Fixed Account. We may change the features of the Fixed Account listed below, offer new Fixed Account investment options, and terminate existing Fixed Account investment options. We will provide you with written notice before doing so.
The minimum interest rate depends on the date your Contract is issued but will not be less than the rate shown below.
Name	Guaranteed Minimum Interest Rate
Fixed Account	1%

The prospectus, as supplemented, and statement of additional information (“SAI”), dated May 1, 2002, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (888) 243-1932, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF25.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000021946